Exhibit 99.2

JUPAI HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: JP)

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on December 24, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Jupai Holdings Limited (the “Company”) will be held at 15/F, Tower 2, Global Creative Center, No. 166 Minhong Road, Minhang District, Shanghai, 201100, the People’s Republic of China at 3:00 PM (Beijing time) on December 24, 2019. No proposal will be submitted for shareholder approval at the AGM, and no resolutions will be considered, voted upon, passed or adopted at the AGM. No shareholder may propose any such resolution for consideration, either prior to or at the AGM.  Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American Depositary Shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on December 13, 2019 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of our ordinary shares, par value US$0.0005 per share (the “Ordinary Shares”), at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person.  Beneficial owners of the Company’s ADSs are also welcomed to attend the AGM in person.

Holders of the Company’s ordinary shares or ADSs may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://jupai.investorroom.com, or by email to ir@jpinvestment.cn or by writing to:

Jupai Holdings Limited
15/F, Tower 2, Global Creative Center,

No. 166 Minhong Road, Minhang District ,

Shanghai, 201100, People’s Republic of China
Attention: Harry He

By Order of the Board of Directors,
Jupai Holdings Limited

/s/ Jianda Ni
Jianda Ni
Chairman of the Board of Directors

Shanghai, China, December 16, 2019